UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-9924
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
CITIBUILDER 401(k) PLAN FOR PUERTO RICO
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CITIGROUP INC.
399 Park Avenue
New York, New York 10043

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Financial Statements and Supplemental Schedules
December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Plans Administration Committee
Citigroup Inc.:
We have audited the accompanying statements of net assets available for plan benefits of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006 and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan Administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 28, 2007

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments (at fair value)	$23,113,021	20,654,380
Wrapper contracts (at fair value)	141	—

Total investments	23,113,162	20,654,380
Receivables:
Interest and dividends	6,276	21,026
Employer contributions	1,014,150	934,683

Total receivables	1,020,426	955,709

Total assets	24,133,588	21,610,089

Liabilities:
Payable for trustee and administrative fees	43,082	—

Total liabilities	43,082	—

Net assets reflecting all investments at fair value	24,090,506	21,610,089

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	11,402	4,795

Net assets available for plan benefits	$24,101,908	21,614,884

See accompanying notes to financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Dividends	$734,946	435,693
Interest	17,732	17,170
Net appreciation in fair value of investments	1,661,911	612,555

Net investment income	2,414,589	1,065,418

Contributions:
Participants	2,216,457	2,046,254
Employer	1,014,150	934,683

Total contributions	3,230,607	2,980,937

Total additions	5,645,196	4,046,355

Deductions from net assets attributable to:
Distributions to participants	3,110,002	758,772
Trustee and administrative expenses	48,170	5,615

Total deductions	3,158,172	764,387

Net increase before transfers	2,487,024	3,281,968

Transfers in from other plan (note 1)	—	9,618,003

Net increase after transfers	2,487,024	12,899,971

Net assets available for plan benefits at:
Beginning of year	21,614,884	8,714,913

End of year	$24,101,908	21,614,884

See accompanying notes to financial statements.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of Plan

The following brief description of the Citibuilder 401(k) Plan for Puerto Rico (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
(a)	General

The Plan commenced on January 1, 2001 as a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citibank, N.A., a subsidiary of Citigroup Inc. (the Company), and its affiliates who primarily reside and work in Puerto Rico. Citibank, N.A. is the Plan sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Puerto Rico Internal Revenue Code of 1994 (PRIRC).

Effective January 2, 2006, the Salomon Brothers Investors Value Fund was eliminated in its entirety as an investment option in the Plan. Assets that remained in this fund up to December 30, 2006, were automatically transferred to the Citi Institutional Liquid Reserves Fund.

Effective February 1, 2005, unless they elect otherwise, employees who were hired on or after this date are automatically enrolled in the Plan 90 days from the date they met the participation requirement under the Plan. In the case of a new or rehired employee who is automatically enrolled, 3% of an employee’s eligible pay is deducted each pay period and deposited into the Citi Institutional Liquid Reserve Fund. If any employee did not wish to contribute to the Plan, he or she needed to opt out within 90 days of eligibility date.

Effective April 7, 2006, as a result of the December 1, 2005 sale of Citigroup Asset Management (CAM) to Legg Mason, Inc. (Legg Mason), the six Smith Barney Fund Management LLC (Smith Barney) Funds within the Plan were renamed Legg Mason Partner Funds. The investment manager of these funds became a wholly owned subsidiary of Legg Mason. Also, the Salomon High Yield Bond fund and the Salomon Brothers Capital Fund were renamed Legg Mason Partner Funds.

Effective November 30, 2006, the Salomon Brothers Capital Fund was closed to new contributions.

Below is a list of the funds and their legacy and new names:

Legacy name	New name
Smith Barney Government Securities Fund	Legg Mason Partners Government Securities Fund
Smith Barney Appreciation Fund	Legg Mason Partners Appreciation Fund
Smith Barney Fundamental Value Fund	Legg Mason Partners Fundamental Value Fund
Smith Barney Large Cap Growth Fund	Legg Mason Partners Large Cap Growth Fund
Smith Barney Small Cap Value Fund	Legg Mason Partners Small Cap Value Fund
Smith Barney Aggressive Growth Fund	Legg Mason Partners Aggressive Growth Fund
Salomon High Yield Bond Fund	Legg Mason Partners Global High Yield Bond Fund
Salomon Brothers Capital Fund	Legg Mason Partners Capital Fund

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2006 and 2005
Effective June 1, 2005, investments and loans, in the amount of $9,618,003 were transferred from the Citigroup 401(k) Plan into the Plan.

(b)	Employee Contributions

Eligible employees generally include employees performing services for the Company and participating subsidiaries, as defined in the Plan document. Eligible employees may elect to have a portion of his or her eligible compensation, including overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount from 1% to 10% of his or her eligible compensation up to $8,000 as pretax contributions. Employee pretax contributions and employer contributions (described below), as well as the earnings thereon, are taxed to the participant at the time of distribution.

(c)	Employer Contributions

If the participant is an eligible employee whose qualifying compensation is $100,000 or less, his or her maximum Company Matching Contribution will be the lesser of $1,500 or 3% of his or her total eligible pay, provided he or she contributes to the Plan, as shown on the following table:

Company Matching Contributions
	For each $1 contributed by
If qualifying compensation for	the participant, the Company
the current year is:	will contribute:	To a maximum of:
$0 – $50,000	$3	The lesser of 3% of
$50,000.01 – $75,000	2	eligible pay or $1,500
$75,000.01 – $100,000	1	annually
Greater than $100,000	No matching contribution will be made.
(d)	Participant Accounts

Fund Transfers and Allocation Contributions

Participants may elect to divide their contributions among the investment fund options in whole increments of 1%. Currently, the Company Matching Contributions made to the participants’ accounts must stay in the Citigroup Common Stock Fund for five Plan years, unless the participant has attained age 55.

A participant may elect to suspend his or her contributions, subject to the Plan’s notice requirements. Such a participant may thereafter resume contributions as of the first pay period after completing an election, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions as of the first pay period after making such an election, subject to the Plan’s notice requirements. A participant may elect to change the allocation of future contributions among the funds daily.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2006 and 2005
A participant may elect to transfer the value of his or her contributions in whole increments of 1% to another investment fund or funds, subject to certain restrictions.

Changes requested by participants are implemented as soon as administratively practicable if in accordance with the Plan document.

Rollover and Transfer Contributions

The Plan permits participants to have their interests in other Puerto Rico qualified plans rolled over to the Plan. However, rollovers from an Individual Retirement Account (IRA) are not permitted under Puerto Rico law. Transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

(e)	Investment Options

Banco Popular de Puerto Rico is the Trustee of the Plan. Plan assets are held in a Trust Fund established under the Plan and are invested in one or more of the funds available for investment.

A fifteen-day hold applies to the Plan’s investment funds so that participants cannot transfer money into and out of the same fund within 15 calendar days. This transfer restriction applies to all funds, except the Stable Value Fund, which has its own set of restrictions prohibiting transfers into any competing funds, and the Citi Institutional Liquid Reserve Fund.

(f)	Vesting

The rights of a participant to his or her own pretax contributions and any earnings thereon are at all times fully vested and nonforfeitable.

A participant becomes vested in his or her Company Matching Contribution:
•	Upon completion of three years of service. Once three years of service have been attained, any employer contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies, or becomes disabled while in service;

•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.
Once a participant is vested in his or her employer contributions, those contributions will be available for distribution or rollover once he or she leaves the Company.

(g)	Forfeited Accounts

For the years ended December 31, 2006 and 2005, gross employer contributions of $1,018,525 and $937,490 were reduced by allocated forfeitures of $4,375 and $2,807, respectively, resulting in net employer contributions of $1,014,150 and $934,683, respectively. For the years ended December 31, 2006 and 2005, unallocated forfeitures were $4,292 and $1,741, respectively.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2006 and 2005
(h)	Participant Loans

Subject to the Plan’s provisions and the requirements contained within ERISA and PRIRC, participants may apply for up to two loans from the Plan at an annual interest rate equal to the prime rate, as published in The Wall Street Journal for the first business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $500, the maximum of which would be 50% of the participant’s vested account balance up to $50,000, less the highest outstanding loan balance in the last twelve months.

Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Manual Loan repayments by participants who are no longer employed by the Company are submitted directly to the Recordkeeper. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participants’ account and bear a fixed rate of interest.

(i)	Withdrawals

Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or a portion of the value of his or her rollover contributions account, all or any portion of the vested value of his or her account if the participant has attained age 59 1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her contributions account in the event of demonstrated financial hardship, subject to the Plan provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account. Withdrawals from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

(j)	Distributions

A participant, after leaving the Company, can have the total of his or her account distributed in accordance with Plan terms.

If the value of a participant’s account equals or exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until his or her normal retirement age or may request a distribution at any time in the form of a lump-sum payment or installments. The value of this distribution shall be based on the value of the participant’s accounts at the valuation date that coincides with the distribution, to the extent administratively practicable. If the value of participant’s account is less than $5,000, the Plan will distribute the participant’s account upon termination of employment.

Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2006 and 2005
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

Plan investments are primarily stated at fair value.

Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price.

The shares of common stock held by the Citigroup Common Stock Fund is reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. The shares of the mutual and commingled funds are valued at the net asset value per share as reported by the sponsor of the fund. Funds are valued on a daily basis.

U.S. Government and Agency Obligations are valued based upon bid quotations for identical or similar obligations.

Participant loans and short-term money market investments are valued at cost, which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Dividends are recorded on the ex-dividend date.

In December 2005, the Financial Accounting Standards Board (FASB) issued staff position (FSP) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP, which was effective and adopted by the Plan in 2006 and requires the Plan to value the holdings of fully benefit-responsive investment contracts at fair value with an offsetting asset or liability which, when net against the fair

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2006 and 2005
value, will equal contract value. Previous reporting of this type of investment is just at contract value. The Statement of Net Assets Available for Plan Benefits reflects amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) shall be presented on the face of the Statement of Net Assets Available for Plan Benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.
(d)	Payment of Benefits

Benefits are recorded when paid.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2006 and 2005
(3)	Investments

A summary of the Plan’s investments as of December 31, 2006 and 2005 is listed below. Investments that represent more than 5% of the Plan’s net assets are separately identified.

	2006		2005
Investments at fair value:
Citigroup, Inc. Common Stock	$7,397,590	*	$6,993,382	*
U.S. Government and Agency Obligations	134,392		202,969
Corporate Bonds	91,901		134,612
Foreign Bonds	14,712		20,548
Commingled Funds:
S&P 500 Flagship Securities Lending Series Fund-Class A	150,237		128,495
Russell 2000 Index Securities Lending Series Fund-Class A	19,833		17,054
Passive Bond Market Index Securities Lending Fund-Class A	112,742		97,769
Daily Emerging Markets Index Non Lending Series Fund	20,643		18,120
Daily Emerging Markets Index Lending Series Fund -Class T	61,111		53,587
Invesco SPG 500 Index Trust Fund	446,775		394,777
Russell 2000 Index Securities Lending Fund	310,572		220,865
Mutual funds:
Citifunds Institutional Liquid Reserve Fund	5,676,391	*	4,698,748	*
DFA International Value Portfolio IV	741,266		296,675
Emerging Markets Portfolio IV	—		33,067
Euro Pacific Growth Fund	559,109		399,355
Legg Mason Partners Capital Fund	102,287		106,792
Legg Mason Partners Small Cap Value Fund	77,752		57,132
Legg Mason Partners Government Securities Fund	227,427		359,500
Legg Mason Partners Global High Yield Bond Fund	233,735		216,574
Legg Mason Partners Aggressive Growth Fund	1,205,936	*	1,219,344	*
Legg Mason Partners Appreciation Fund	510,691		554,198
Legg Mason Partners Fundamental Value Fund	467,570		22,106
Legg Mason Partners Large Capital Growth Fund	483,477		504,617
Salomon Brothers Investor Fund	—		195,067
Templeton Developing Markets Trust	715,378		363,259
Wasatch Small Cap Growth Fund	22,123		17,832
Guaranteed Investment Contracts (GICs)	1,358,188		1,569,052
Wrapper Contracts	141		—
Short term investment funds, at cost	50,391		90,828
Participant loans, at cost	1,920,792	*	1,668,056	*

Total investments	$23,113,162		$20,654,380

*	Represents investments greater than 5% or more of the Plan’s net assets

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2006 and 2005
During the years ended December 31, 2006 and 2005, the Plan’s investments (including investments bought and sold during the year) appreciated in value by $1,661,911 and $ 612,555 respectively, as follows:

	2006	2005
Common stock	$986,863	165,779
Mutual and commingled funds	675,564	464,683
Bonds	(516)	(17,907)

	$1,661,911	612,555

(4)	Nonparticipant-Directed Investments

Employer Matching Contributions paid to the Plan on behalf of a participant must stay in the Citigroup Common Stock Fund for five Plan years. After five Plan years, the restriction on the contribution made five years previously lapses, and that portion of contributions and earnings can be transferred to any of the available investment options.

This five-year restriction also lapses when the participant reaches age 55. Once a participant is vested in his or her contributions, the funds are not forfeitable and will become available for distribution or withdrawal in accordance with the terms of the Plan.

Information about the net assets and significant components of the changes in the net assets relating to nonparticipant-directed investment is as follows:

	2006	2005
Net assets:
Common stock	$4,113,612	2,906,312
Employer contributions receivable	1,014,150	934,683

Total	$5,127,762	3,840,995

Changes in net assets:
Employer contributions, net of forfeitures	$1,014,150	934,683
Net appreciation in fair value of investments	517,772	73,455
Dividend income	130,304	113,583
Transfer to unrestricted investments	(105,373)	(102,155)
Benefits paid	(270,086)	(152,774)

Total	$1,286,767	866,792

(5)	Investment Contracts with Insurance Companies

Included in the Stable Value Fund are fully benefit-responsive investment contracts. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements and adjusted from fair value to contract value as reported to the Plan by the investment manager and State Street Bank and Trust (State

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2006 and 2005
Street), the custodian. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at fair value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2006 and 2005 ranged from 3.01% to 5.25% and from 2.68% to 7.10%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2006 and 2005, respectively, the fair market value of GICs amounted to $1,358,188 and $1,569,052.

Effective October 1, 2005, Standish Mellon replaced Dwight Management Company as the investment manager for the Stable Value Fund.

The statement of net assets available for plan benefits of the fund is prepared on a basis that reflects income credited to participants in the fund and realized and unrealized gains and losses only on those investment contracts that are not deemed fully benefit-responsive as given below:

	2006	2005
Portfolio Characteristics:
Average yield earned by entire fund	4.65%	4.23%
Return on assets for 12 months	4.66	not applicable
Current credit rate	4.74	4.30
Duration	3.31	3.95

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2006 and 2005
The below tables represent a listing of the underlying GICs held by the Plan and a reconciliation to the GICs as reported at fair value:

2006
						Investment
						fair value
	S&P			Adjustment	Wrapper	at
	Moodys		Contract	to contract	contract	December 31,
Issuer	Rating	Yield	value	value	fair value	2006
AIG Financial Products No. 725840	AAA/Aaa	5%	$156,406	(1,831)	(33)	154,542
AIG Financial Products No.725839	AA-/Aa3	5	199,696	988	(75)	200,609
IXIS Financial Products, Inc No.725839	AAA/Aaa	5	26,029	(30)	—	25,999
IXIS Financial Products, Inc No.937-25	AA-/Aa3	5	199,697	987	(33)	200,651
Mass Mutual Life Insurance No. 35094	AAA/Aa1	3	21,362	(710)	—	20,652
Mass Mutual Life Insurance No. 35010	AAA/Aa1	4	24,550	(416)	—	24,134
Metlife and Annuity Contract (QVEC 2005)	AA/Aa2	3	5,477	—	—	5,477
Metlife Insurance Company No.908813	AA/Aa2	4	71,357	(1,183)	—	70,174
Metropolitan Insurance Company No. 28731	AA/Aa2	5	54,463	(1,306)	—	53,157
Metlife Insurance Company	AA/Aa2	3	16,306	(133)	—	16,173
Metlife and Annuity Contract (QVEC 2003)	AA/Aa2	4	6,318	—	—	6,318
Metlife and Annuity Contract (QVEC 2006)	AA/Aa2	6	4,703	—	—	4,703
Metlife and Annuity Contract (QVEC 2004)	AA/Aa2	4	3,780	—	—	3,780
Metlife and Annuity Contract (QVEC 2002)	AA/Aa2	5	5,595		—	5,595
Monumental Life Insurance (Aegon) No. SV04358Q	AA/Aa3	3	18,593	(324)	—	18,269
Monumental Life Insurance (Aegon) No. SV04359Q	AA/Aa3	4	18,426	(482)	—	17,944
Monumental Life Insurance (Aegon) No. SV04434Q	AA/Aa3	4	9,508	(168)	—	9,340
Monumental (Aegon) No. SV04489Q	AA/Aa3	4	7,979	(150)	—	7,829
Monumental Life Insurance (Aegon) No. SV04490Q	AA/Aa3	4	18,606	(364)	—	18,242
Monumental Life Insurance (Aegon) No. 00731tr	AA+/Aa1	5	118,885	(841)	38	118,082
New York Life Insurance Contract GA 31481	AA+/Aaa	4	55,609	(425)	—	55,184
New York Life Insurance Contract GA 31481-003	AA+/Aaa	4	7,970	(1)	—	7,969
New York Life Insurance Contract GA 31481-002	AA+/Aaa	4	14,591	(214)	—	14,377
Principal Capital Management No. 4-29618-7	AA/Aa2	4	37,321	(530)	—	36,791
Principal Capital Management No. 4-29618-8	AA/Aa2	3	19,557	(139)	—	19,418
Principal Capital Management No. 4-29618-9	AA/Aa2	5	6,563	(1)	—	6,562
Principal Capital Management No. 4-29618-10	AA/Aa2	5	28,782	(556)	—	28,226
Royal Bank of Canada	AAA/Aaa	5	157,665	(1,864)	(38)	155,763
SunAmerica Life Insurance No. 5096	AA+/Aa2	4	29,310	(698)	—	28,612
SunAmerica Life Insurance No. 5104	AA+/Aa2	3	24,627	(1,011)	—	23,616

Portfolio totals			$1,369,731	(11,402)	(141)	1,358,188

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2006 and 2005

2005
					Investment
					fair value
	S&P			Adjustment	at
	Moodys		Contract	to contract	December 31,
Issuer	Rating	Yield	value	value	2005
AUSA Contract No. SV04244Q	AA/Aa3	5%	$8,139	—	8,139
Mass Mutual Life Insurance Contract No. 35094	AAA/Aa1	3	6,325	—	6,325
Mass Mutual life Insurance Contract No. 35101	AAA/Aa1	4	26,968	(951)	26,017
Metlife Insurance Company Contract 28710	AA/Aa2	3	23,264	(438)	22,826
Metlife Insurance Company Contract 28978	AA/Aa2	3	20,283	(2)	20,281
Metlife Insurance Company Contract 28731	AA/Aa2	5	6,100	(1)	6,099
Metlife and Annuity-01/01/06	AA/Aa2	5	45,354	(264)	45,090
Metlife and Annuity-12/31/10	AA/Aa2	4	6,191	—	6,191
Metlife and Annuity-01/01/09	AA/Aa2	5	5,358	—	5,358
Metlife and Annuity-12/31/06	AA/Aa2	1	4,273	—	4,273
Metlife and Annuity-02/06/07	AA/Aa2	4	7,142	—	7,142
Metlife Insurance Company Contract GR-8	AA/Aa2	4	177,449	(1,847)	175,602
Metlife Insurance Company Contract 16878-1	AA/Aa2	5	430,007	3,340	433,347
Metlife Insurance Company Contract 16878-2	AA/Aa2	4	468,039	459	468,498
Monumental Life Insurance Contract SV04359Q	AA/Aa3	4	26,919	(640)	26,279
Monumental Life Insurance Contract SV04434Q	AA/Aa3	4	7,320	(113)	7,207
Monumental Life Insurance Contract SV04489Q	AA/Aa3	4	10,308	(128)	10,180
Monumental Life Insurance Contract SV04490Q	AA/Aa3	4	20,144	(221)	19,923
New York Life Insurance Contract GA-31481	AA+/Aaa	4	20,150	(255)	19,895
New York Life Insurance Contract GA-31482-002	AA+/Aaa	4	8,661	(76)	8,585
New York Life Insurance Contract GA-31483-003	AA+/Aaa	4	60,597	(826)	59,771
Principal Capital Management Contract 4-29618-7	AA/Aa2	4	15,897	(260)	15,637
Principal Capital Management Contract 4-29618-8	AA/Aa2	3	21,309	(265)	21,044
Principal Capital Management Contract 4-29618-5	AA/Aa2	5	7,189	(111)	7,078
Principal Capital Management Contract 4-29618-9	AA/Aa2	5	29,976	(4)	29,972
Principal Capital Management Contract 4-29618-10	AA/Aa2	5	31,000	(343)	30,657
SunAmerica Life Insurance Contract 5096	AA+/Aa2	4	34,896	(699)	34,197
SunAmerica Life Insurance Contract 5104	AA+/Aa2	3	26,968	(1,131)	25,837
Trans Financial Life Insurance Contract SV04358Q	AA/Aa3	3	17,621	(19)	17,602

Portfolio totals			$1,573,847	(4,795)	1,569,052

(6)	Risk and Uncertainties

The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to except that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, which primarily invests in the securities of a single issuer.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2006 and 2005
(7)	Related-Party Transactions

Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan sponsor as defined by the Plan.

During 2005, certain Plan investments were shares of registered investment companies (mutual funds) that were valued by Salomon Brothers Asset Management Inc. and Smith Barney Fund Management LLC (formerly Mutual Management Corporation). Both were subsidiaries of the Company, and together comprised CAM. Effective April 7, 2006, certain Plan investments are shares of registered investment companies (mutual funds) that are valued by Legg Mason Partners.

Certain Plan investments are shares of commingled trust funds managed by State Street and common stock issued by State Street. State Street is the custodian of the Plan’s assets.

The Company and State Street Corporation created CitiStreet, a joint venture, whereby CitiStreet provides administrative, outsourcing, investment management, and investment advisory services to the employee benefit plans of corporate, governmental, and other organizations. CitiStreet manages the administration and recordkeeping for the Plan.

The value of the Company’s common stock was $7.4 million and $7.0 million at December 31, 2006 and December 31, 2005, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties in interest.

(8)	Tax Status

The Puerto Rico Department of Treasury has determined and informed the Plan by a letter dated September 2, 2003 that the Plan and related trust are established in accordance with applicable sections of the PRIRC and, therefore, qualify as exempt from taxes under Section 1165(a) of the PRIRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s legal counsel believe that the Plan as amended, is designed and currently being operated in compliance with the applicable requirements of the PRIRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

(9)	Plan Termination

Although it has not expressed any intention to do so, Citibank, N. A., a subsidiary of the Company, has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, either full or partial, all amounts credited to the affected participants’ accounts shall become 100% vested and, therefore, will not be subject to forfeiture.

(10)	Administrative Expenses

Audit fees and trustee administration fees are paid by the Plan. Any expenses not borne by the Plan are paid by the Company. Expenses related to monthly investment service fees and loan fees are charged to participants’ investment balances.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2006 and 2005
(11)	Subsequent Events

The Plan Sponsor intends to make the following changes to the Plan design effective January 1, 2008:
•	The Plan Company Matching Contribution will be increased to provide a two-for-one match on the first 3% of the participant’s eligible pay (up to the annual maximum set by the PRIRC) for eligible employees at all compensation levels. The Company Matching Contribution will be calculated as the lesser of 3% of the eligible pay or the amount of their contributions to the Plan. The Company Matching Contribution may be less than these amounts if necessary to meet the maximums set by the PRIRC. The Company also will make a fixed contribution of up to 2% of eligible pay to the Plan accounts of eligible participants whose total compensation is less than $100,000.

•	A transition contribution will be made to the 401(k) accounts of certain employees (generally, employees with longer service) whose total contribution opportunity from the Company under the current programs (cash balance pension, 401(k) matching contribution, and Citigroup Ownership Program) exceeds the total of the maximum matching contribution and, if eligible, the fixed contribution under the new plan design.

•	Catch-up contributions will be permitted for participants who expect to reach or are over the age 50 by the Plan year-end by an amount up to 10% of their eligible pay up to $1,000.
Based on amendments effective January 1, 2007, the Plan will change as follows:
•	Past and future Company Matching Contributions that were initially invested in the Citigroup Common Stock Fund and had to remain in the fund for five years or until a participant attained age 55 can be transferred into other Plan investments.

•	Part-time employees scheduled to work 20 hours or more a week will be eligible to contribute to the Plan on the first day of the first pay period following their date of hire. Part-time employees who become eligible to participate in the Plan effective January 1, 2007, or later, will be enrolled to contribute automatically 90 days after the eligibility date. If the participants do not want to be enrolled automatically in the Plan, they have a 90-day grace period from their eligibility date to either enroll into the Plan or decline enrollment.

•	Participants whose first date of hire is on or after January 1, 2007 and who are automatically enrolled in the Plan will be deemed to have filed a deferral election authorizing their Before-Tax Contributions to be increased by 1% annually up to a maximum of 10% unless the participant directs otherwise.

•	A participant applying for a general-purpose loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loans. The fee will be deducted from the participant’s plan account at the time his or her loan request is processed.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Notes to Financial Statements
December 31, 2006 and 2005
•	The definition of Compensation has been clarified to exclude any extraordinary payments, including, but not limited to, special one-time compensation arrangements, payments related to settlements, or forgivable loans, unless specifically set forth in the Plan document or in an agreement or statement of policy approved by the Senior Human Resources Officer of Citigroup Inc.

•	Citigroup initiated the Financial Education Program, free of charge, for benefits-eligible employees, with costs paid by the Plan Sponsor. The program features a toll-free telephone number staffed by financial counselors where employees can obtain asset allocation assistance for their 401(k) plan investments based on their individual risk profile, retirement horizon, and other factors. Ernst and Young’s EY Financial Planner Line manages the telephone financial education program.
(12)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the Financial Statements to amounts reported on Form 5500 as of and for the year ended December 31, 2006:

Net assets available for plan benefits per the financial statements	$24,101,908
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	(11,402)

Net assets available for benefits per the Form 5500	$24,090,506

Net increase in net assets after transfer to other plan per the financial statements	$2,487,024
Adjustment from contract value to fair value for fully benefit- responsive investment contracts at December 31, 2006	(11,402)

Net income per Form 5500	$2,475,622

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

					Market value
			Number of		at December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2006
Cash and cash equivalents:
*State Street Bank Short Term Investment Fund Guarantee Insurance contracts			50,391	$50,391	50,391

			50,391	50,391	50,391

Common Stock Fund:
Common Stock:
*Citigroup Inc.			132,811	2,693,043	7,397,590

			132,811	2,693,043	7,397,590

Fixed-Income Fund:
U.S. Government and Agency Obligations:
Federal Home Loan PC Pool E89746	6.000%	5/1/2017	739	774	750
Federal Home Loan Mortgage Corporation	6.000	6/15/2011	6,160	6,953	6,416
Federal Home Loan Mortgage Corporation	5.750	4/15/2008	5,605	6,200	5,647
Federal National Mortgage Association	5.500	5/1/2021	2,680	2,694	2,680
Federal National Mortgage Association	6.500	12/1/2012	58	58	59
Federal National Mortgage Association	4.500	1/1/2019	6,040	5,900	5,841
Federal National Mortgage Association	6.500	11/1/2012	46	47	47
Federal National Mortgage Association	6.500	8/1/2012	3	3	3
Federal National Mortgage Association	6.375	6/15/2009	1,443	1,526	1,489
Federal National Mortgage Association	6.000	5/15/2008	8,469	9,336	8,565
Federal National Mortgage Association	5.250	4/15/2007	5,883	6,364	5,884
Federal National Mortgage Association	4.625	10/15/2014	1,998	2,020	1,951
Freddie Mac	4.500	1/15/2014	4,884	4,763	4,746
United States Treasury Bill	4.795	3/15/2007	999	987	989
United States Treasury Notes	4.500	11/15/2015	21,344	20,868	21,015
United States Treasury Notes	6.625	5/15/2007	1,731	1,924	1,741
United States Treasury Notes	6.500	2/15/2010	6,504	7,514	6,833
United States Treasury Notes	6.125	8/15/2007	677	744	681
United States Treasury Notes	5.625	5/15/2008	2,442	2,728	2,464
United States Treasury Notes	4.875	7/31/2011	7,936	8,017	7,992
United States Treasury Notes	3.875	9/15/2010	7,215	6,966	7,013
United States Treasury Notes	4.250	8/15/2014	3,729	3,720	3,620
United States Treasury Notes	4.250	8/15/2013	21,460	21,434	20,922
United States Treasury Notes	4.000	2/15/2015	2,669	2,590	2,543
United States Treasury Notes	3.500	2/15/2010	7,326	7,025	7,068
United States Treasury Notes	3.250	8/15/2008	1,942	1,955	1,894
United States Treasury Notes	3.000	2/15/2008	5,661	5,558	5,539

			135,643	138,668	134,392

Corporate Bonds:
American General Financial Corporation	5.375%	9/1/2009	400	424	400
American International Group, Inc.	5.100	10/1/2015	999	980	971
AT & T Wireless Services Inc.	7.500	5/1/2007	727	812	731
Atlantic Richfield Company	5.900	4/15/2009	2,076	2,041	2,107
Bank America Corporation	5.630	10/14/2016	3,241	3,317	3,300
Bank One Issuance Trust	3.900	4/16/2012	1,554	1,553	1,512
Bellsouth Corporation	4.200	9/15/2009	444	437	432
Boeing Capital Corporation	6.100	3/1/2011	427	416	441
Burlington North Santa Fe Corporation	4.875	1/15/2015	1,998	1,995	1,916
Capital One Bank Medium Term SR	6.500	6/13/2013	943	1,014	995
Capital One Master Trust	4.900	3/15/2010	1,054	1,054	1,053
Capital One Multi Asset Executive	4.700	6/15/2015	1,443	1,440	1,418
Capital One Multi Asset Executive	3.700	7/15/2011	777	776	758
Chase Manhattan Bank First Union	7.400	8/15/2031	1,665	1,955	1,741
CIT Group Inc.	7.375	4/2/2007	555	573	558
Comcast Cable Communication Inc.	6.875	6/15/2009	1,165	1,240	1,206
Comcast Cable Communication Inc.	6.750	1/30/2011	433	450	454
Credit Suisse First Boston Marketing	5.100	8/15/2038	1,443	1,416	1,415
Credit Suisse First Boston USA	6.125	11/15/2011	638	632	661
CSX Corporation	6.250	10/15/2008	244	244	248
CVS Corporation	6.125	8/15/2016	855	851	882
Daimler Chrysler North America	6.500	11/15/2013	555	610	570
Dominion Res Inc	5.150	7/15/2015	1,471	1,374	1,424
ERP Operation LTD Partnership	5.250	9/15/2014	943	963	933
Embarq Corporation	6.740	6/1/2013	1,532	1,536	1,568
Federated Retail Holding, Inc	5.900	12/1/2016	1,110	1,117	1,108
General Electric CAP Corporation	6.500	12/10/2007	1,665	1,895	1,683
General Electric CAP Corporation	5.875	2/15/2012	2,220	2,354	2,283
General Electric CAP Corporation	3.500	5/1/2008	1,110	1,109	1,085
General Mills Incorporated	5.125	2/15/2007	1,054	1,098	1,054
Goldman Sachs Group, Inc.	4.750	7/15/2013	2,220	2,155	2,143
(Continued)

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

					Market value
			Number of		at December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2006
Greenwich Capital Commercial Funding Corporation	5.300%	4/10/2037	1,443	$1,450	1,434
Home Depot Inc	5.250	12/16/2013	1,054	1,048	1,047
Household Financial Corporation	4.750	5/15/2009	3,663	3,780	3,623
HSBC Financial Corporation	6.750	5/15/2011	2,664	2,860	2,819
International American Dev Bank	5.750	2/26/2008	1,487	1,475	1,496
International Business Machines	5.375	2/1/2009	444	419	446
J P Morgan Chase Commercial Mortgages Securities	5.300	1/12/2043	1,554	1,562	1,558
J P Morgan Chase Commercial Mortgages Securities	5.800	6/12/2043	1,221	1,227	1,263
J P Morgan Chase Commercial Mortgages Securities	5.500	12/12/2044	1,665	1,673	1,681
J P Morgan Chase and Company	4.500	1/15/2012	3,086	3,017	2,975
Kraft Foods Inc.	4.000	10/1/2008	666	663	651
Lehman Brothers Holdings Inc.	3.500	8/7/2008	1,498	1,492	1,457
Lehman Brothers Holdings Inc.	5.750	1/3/2017	294	293	298
Liberty Mutual Group Inc	6.700	8/15/2016	672	705	708
Lockheed Martin Corporation	7.700	5/1/2016	610	734	704
Master Asset Securitization TR	4.500	9/25/2018	1,527	1,513	1,464
MBNA Corporation Service MTN	6.125	3/1/2013	277	277	288
Merrill Lynch and Company Inc.	6.000	2/17/2009	222	242	226
Merrill Lynch and Company Inc.	4.250	2/8/2010	2,464	2,390	2,394
Metlife CFC Commingled MTG Trust	6.750	6/12/2046	1,221	1,228	1,276
Morgan Stanley Group, Inc.	5.800	4/1/2007	832	896	833
Morgan Stanley Group, Inc.	5.300	3/1/2013	1,221	1,216	1,217
Motorola, Inc.	7.625	11/15/2010	53	61	57
News American Holdings Inc.	9.250	2/1/2013	555	709	651
Norfolk Southern Corporation	8.625	5/15/2010	555	658	613
Norfolk Southern Corporation	5.300	9/17/2014	1,110	1,120	1,100
Phillips Peter Company	8.750	5/25/2010	688	822	763
PPL Energy Supply LLC	6.200	5/15/2016	1,387	1,387	1,426
Residental Capital Corporation	6.500	4/17/2013	1,332	1,353	1,350
SBC Communications Inc.	5.100	9/15/2014	888	875	862
Simon Property Group LP	6.100	5/1/2016	610	637	633
Simon Property Group LP	5.600	9/1/2011	1,165	1,165	1,175
Structured ADJ Rate Mortgage LN Trust	5.000	9/25/2034	589	604	594
Time Warner Inc.	6.875	5/1/2012	333	371	352
Time Warner Inc.	5.500	11/15/2011	1,443	1,443	1,439
Toyota Motor Credit Corporation	5.500	12/15/2008	1,887	1,788	1,892
Unilever Capital	7.125	11/1/2010	444	484	472
Valero Energy Corporation	6.875	4/15/2012	1,998	2,244	2,112
Verizon Communications Inc	5.400	2/15/2011	1,720	1,707	1,723
Viacom Inc	5.750	4/30/2011	1,554	1,548	1,555
Wachovia Bank National Assn Med Term	4.800	11/1/2014	333	308	319
Wachovia Corporation	6.250	8/4/2008	1,332	1,485	1,346
Wells Fargo and Company	5.125	9/1/2012	1,665	1,735	1,661
Wellpoint Inc	5.000	1/15/2011	1,332	1,324	1,316
Weyerhaeuser Company	6.125	3/15/2007	137	147	137
WYETH	5.500	2/15/2016	1,443	1,442	1,445

			91,299	93,408	91,901

Foreign Bonds:
Bayerische Landes Bank	5.875%	12/1/2008	1,776	1,735	1,793
British Columbia Province Canada	5.375	10/29/2008	1,754	1,679	1,765
British Telecommunications Place	8.130	12/15/2010	1,443	1,655	1,610
Deutsche Telekom International	8.000	6/15/2010	533	628	577
France Telecom SA	7.750	3/1/2011	1,554	1,745	1,693
Italy REP	5.625	6/15/2012	2,164	2,256	2,220
National Australia Bank Ltd.	8.600	5/19/2010	1,754	1,963	1,934
South Africa Republic	6.500	6/2/2014	777	776	817
Telecom Italia CAP	5.250	10/1/2015	2,109	1,992	1,970
United Mexican States	5.630	1/15/2017	333	332	333

			14,197	14,761	14,712

Commingled Funds:
Conservative Focus Fund:
* S&P 500 Flagship Securities Lending Series Fund-Class A			29	6,123	7,806
* Russell 2000 Index Securities Lending Series Fund-Class A			40	784	1,030
* Passive Bond Market Index Securities Lending Fund-Class A			1,111	17,660	19,137
* Daily Emerging Markets Index Non Lending Series Fund			51	680	1,072
* Daily Emerging Markets Index Lending Series Fund -Class T			150	2,128	3,175

			1,381	27,375	32,220

Moderate Focus Fund:
* S&P 500 Flagship Securities Lending Series Fund-Class A			374	74,251	100,509
* Russell 2000 Index Securities Lending Series Fund-Class A			518	8,783	13,272
* Passive Bond Market Index Securities Lending Fund-Class A			4,773	69,745	82,184
* Daily Emerging Markets Index Non Lending Series Fund			659	7,031	13,814
* Daily Emerging Markets Index Lending Series Fund -Class T			1,928	20,093	40,883

			8,252	179,903	250,662

     (Continued)

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

					Market value
			Number of		at December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2006
Aggressive Focus Fund:
* S&P 500 Flagship Securities Lending Series Fund-Class A			156	32,795	41,922
* Russell 2000 Index Securities Lending Series Fund-Class A			216	4,071	5,531
* Passive Bond Market Index Securities Lending Fund-Class A			663	10,402	11,421
* Daily Emerging Markets Index Non Lending Series Fund			275	3,422	5,757
* Daily Emerging Markets Index Lending Series Fund -Class T			804	10,361	17,053

			2,114	61,051	81,684

S & P 500 Fund:
Invesco SPG 500 Index Trust Fund			33,069	330,490	446,775

			33,069	330,490	446,775

G.A Russell 2000 index Fund:
* Russell 2000 Index Securities Lending Fund			12,118	207,704	310,572

			12,118	207,704	310,572

Mutual Funds
Liquid Reserve Fund:
* Citifunds Institutional Liquid Reserve Fund			5,676,391	5,676,391	5,676,391
International Fund:
DFA International Value Portfolio IV			38,867	522,383	741,266
Euro Pacific Fund:
Euro Pacific Growth Fund			12,008	536,139	559,109
Capital Fund:
* Legg Mason Partners Capital Fund			3,320	105,976	102,287
Small Capital Value Fund:
* Legg Mason Partners Small Cap Value Fund			3,259	72,031	77,752
Government Fund:
* Legg Mason Partners Government Securities Fund			23,494	233,913	227,427
High Yield Bond Fund:
* Legg Mason Partners Global High Yield Bond Fund			27,402	232,651	233,735
Aggressive Growth Fund:
* Legg Mason Partners Aggressive Growth Fund			9,987	758,838	1,205,936
Appreciation Fund:
* Legg Mason Partners Appreciation Fund			33,119	415,881	510,691
Fundamental Value Fund:
* Legg Mason Partners Fundamental Value Fund			28,269	417,622	467,570
Large Capital Growth Fund:
* Legg Mason Partners Large Capital Growth Fund			19,479	360,008	483,477
Developing Markets Fund:
Templeton Developing Markets Trust			25,296	527,732	715,378
Small Capital Growth Fund:
Wasatch Small Cap Growth Fund			600	22,617	22,123

			5,901,491	9,882,182	11,023,142

Guaranteed Insurance Contracts:
** AIG Financial Products Contract No. 725839	5.100%	1/1/2025	N/A	199,621	200,609
** AIG Financial Products Contract No. 725840	4.800	1/1/2025	N/A	156,373	154,542
** IXIS Financial Products Inc Contract No. 937-25	5.100	1/1/2025	N/A	199,664	200,651
IXIS Financial Products Inc Contract No. 725839	1.000	11/17/2019	N/A	26,029	25,999
Mass Mutual Life Insurance Contract No. 35094	3.010	6/30/2008	N/A	21,362	20,652
Mass Mutual Life Insurance Contract No. 35010	3.900	10/16/2008	N/A	24,550	24,134
MetLife Insurance Company Contract No. 908813	4.190	11/1/2010	N/A	71,357	70,174
MetLife Insurance Company Contract No. 28731	4.710	11/30/2009	N/A	54,463	53,157
Metlife Insurance Company	1.000	1/1/2099	N/A	16,306	16,173
Monumental Life Insurance (Aegon) Contract No. SV04490Q	4.480	3/31/2010	N/A	18,606	18,242
Monumental Life Insurance (Aegon) Contract No. SV04359Q	4.410	4/30/2010	N/A	18,426	17,944
Monumental Life Insurance (Aegon) Contract No. SV04434Q	4.370	8/15/2009	N/A	9,508	9,340
** Monumental Life Insurance (Aegon) Contract No. 00731tr	4.700	1/1/2025	N/A	118,923	118,082
Monumental Life Insurance (Aegon) Contract No. SV04358Q	3.270	1/15/2009	N/A	18,593	18,269
Monumental (Aegon) Contract No. SV04489Q	4.440	11/16/2009	N/A	7,979	7,829
New York Life Insurance Contract No. GA-31481	4.130	11/30/2007	N/A	55,609	55,184
New York Life Insurance Contract No.GA-31481-003	3.860	4/15/2008	N/A	7,970	7,969
New York Life Insurance Contract No.GA-31481-002	3.770	3/31/2008	N/A	14,591	14,377
Principal Capital Management Contract No. 4-29618-10	4.650	3/14/2010	N/A	28,782	28,226
Principal Capital Management Contract No. 4-29618-7	3.850	3/30/2008	N/A	37,321	36,791
Principal Capital Management Contract No. 4-29618-9	4.550	8/14/2010	N/A	6,563	6,562
Principal Capital Management Contract No. 4-29618-8	3.300	4/29/2007	N/A	19,557	19,418
** Royal Bank of Canada	4.800	1/1/2025	N/A	157,627	155,763
SunAmerica Life Insurance Contract No. 5096	3.980	4/15/2009	N/A	29,310	28,612
SunAmerica Life Insurance Contract No. 5104	3.330	6/30/2009	N/A	24,627	23,616
(Continued)

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

					Market value
			Number of		at December 31,
Identity of issue	Interest rate	Maturity date	shares/units	Cost	2006
Metlife and Annuity Contract (QVEC 2005)	5.100%	1/1/2008	N/A	$5,477	5,477
Metlife and Annuity Contract (QVEC 2006)	6.080	1/1/2008	N/A	4,703	4,703
Metlife and Annuity Contract (QVEC 2004)	3.860	12/31/2008	N/A	3,780	3,780
Metlife and Annuity Contract (QVEC 2002)	5.080	2/6/2007	N/A	5,595	5,595
Metlife and Annuity Contract (QVEC 2003)	4.080	12/31/2007	N/A	6,318	6,318

				1,369,590	1,358,188

Wrapper Contracts:
AIG Financial Products Contract No. 725839			N/A	N/A	33
AIG Financial Products Contract No. 725840			N/A	N/A	75
IXIS Financial Products Inc. Contract No.937-25			N/A	N/A	33
Monumental Life Insurance (Aegon) Contract No. 00731tr			N/A	N/A	(38)
Royal Bank of Canada			N/A	N/A	38

					141

* Participant Loans	577 loans to participants with interest rates of 9.25% to 15.00% with maturities up to 20 years.		1,920,792	1,920,792	1,920,792

Totals			8,303,558	$16,969,358	23,113,162

*	Parties in interest as defined by ERISA
**	These are Synthetic GIC contracts. Synthetic GICs consist of wrapper contracts, such as those issued by the issuers noted herein, combined with underlying investments. The underlying investments include commercial paper, government treasuries/agencies, residential and commercial mortgage, commingled funds, corporate and municipal bonds and mutual funds.
See accompanying report of Independent Registered Public Accounting Firm.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Schedule H, Line 4j — Schedule of Reportable Transactions
Year ended December 31, 2006

						Current value
						of asset on
	Number of	Purchase	Number of	Selling		transaction
Identity and description	purchases	price	sales	price	Cost	date	Net gain
Series of transactions:
* Citigroup, Inc. Common Stock	84	$1,988,561	—	—	1,988,561	1,988,561	—
* Citigroup, Inc. Common Stock	—	—	194	$2,545,458	2,390,188	2,545,458	155,270

* Party in interest as defined by ERISA
See accompanying report of Independent Registered Public Accounting Firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CITIBUILDER 401(k) PLAN FOR PUERTO RICO
Date: June 28, 2007
	By:	/s/ Michael E. Schlein
Michael E. Schlein Head of Global Corporate Affairs, Human Resources and Business Practices

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of KPMG LLP, Independent Registered Public Accounting firm